Exhibit 99.1

Inter Pipeline Ltd.

Interim Consolidated Balance Sheets

		As at
	June 30	December 31
(unaudited)(millions of Canadian dollars)	2021	2020

ASSETS
Current Assets
Cash and cash equivalents	$28.7	$40.1
Accounts receivable	337.0	329.2
Derivatives (note 10)	2.8	0.1
Prepaid expenses and other assets	78.6	50.1
Inventory	26.7	14.0
Assets of the Empress divestiture group held for sale	—	175.3
Total Current Assets	473.8	608.8

Non-Current Assets
Right-of-use assets	122.2	110.5
Property, plant and equipment (note 5)	12,380.7	11,915.2
Goodwill and intangible assets	499.8	431.9
Total Assets	$13,476.5	$13,066.4

LIABILITIES AND EQUITY
Current Liabilities
Dividends payable (note 8)	$17.2	$17.2
Accounts payable and other liabilities	612.3	466.2
Derivatives (note 10)	33.2	0.8
Lease liabilities	15.6	14.6
Current income taxes payable	5.6	3.0
Short-term debt and current portion of long-term debt (note 6)	1,688.9	1,629.7
Liabilities of the Empress divestiture group held for sale	—	44.3
Total Current Liabilities	2,372.8	2,175.8

Non-Current Liabilities
Long-term debt (note 6)	5,251.1	5,165.0
Long-term lease liabilities	136.5	125.1
Provisions	300.2	375.3
Long-term deferred revenue and other liabilities	40.2	35.0
Deferred income taxes	1,025.3	974.4
Total Liabilities	9,126.1	8,850.6

Commitments (notes 5 and 12)

Equity
Shareholders’ equity (note 8)	4,383.3	4,213.0
Total reserves	(32.9)	2.8
Total Equity	4,350.4	4,215.8
Total Liabilities and Equity	$13,476.5	$13,066.4

See accompanying condensed notes to the interim consolidated financial statements.

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Inter Pipeline Ltd.

Interim Consolidated Statements of Net Income

	Three Months Ended June 30		Six Months Ended June 30
(unaudited)(millions of Canadian dollars)	2021	2020	2021	2020

Revenue	$702.9	$539.5	$1,400.1	$1,143.3
Cost of sales	388.6	260.0	739.3	576.2
Loss on derivatives (note 10)	34.1	2.9	54.5	2.9
GROSS PROFIT	280.2	276.6	606.3	564.2
Depreciation and amortization	77.1	95.4	147.0	187.4
Financing charges	35.6	49.4	73.0	98.1
General and administrative	70.8	46.3	123.3	70.0
Gain on sale of the Empress divestiture group (note 3)	(70.0)	—	(70.0)	—
INCOME BEFORE INCOME TAXES	166.7	85.5	333.0	208.7

Income tax expense (note 7)	21.2	23.0	59.7	57.1
NET INCOME	$145.5	$62.5	$273.3	$151.6

Net income per share (note 8)
Basic and diluted	$0.34	$0.15	$0.64	$0.36

Interim Consolidated Statements of Comprehensive Income

	Three Months Ended June 30		Six Months Ended June 30
(unaudited)(millions of Canadian dollars)	2021	2020	2021	2020

NET INCOME	$145.5	$62.5	$273.3	$151.6

OTHER COMPREHENSIVE (LOSS) INCOME

Item that may be reclassified subsequently to net income
Unrealized (loss) gain on translating financial statements of foreign operations	(0.9)	(29.0)	(35.7)	28.7
Other Comprehensive (Loss) Income	(0.9)	(29.0)	(35.7)	28.7

COMPREHENSIVE INCOME	$144.6	$33.5	$237.6	$180.3

See accompanying condensed notes to the interim consolidated financial statements.

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Inter Pipeline Ltd.

Interim Consolidated Statements of Cash Flows

	Three Months Ended June 30		Six Months Ended June 30
(unaudited)(millions of Canadian dollars)	2021	2020	2021	2020

OPERATING ACTIVITIES
Net income	$145.5	$62.5	$273.3	$151.6
Items not involving cash:
Depreciation and amortization	77.1	95.4	147.0	187.4
Gain on sale of the Empress divestiture group (note 3)	(70.0)	—	(70.0)	—
Non-cash expense (recovery)	8.8	5.4	12.1	(0.9)
Deferred income tax expense	19.1	21.1	53.5	53.8
Unrealized loss on derivatives (note 10)	25.8	—	29.7	—
Funds from operations	206.3	184.4	445.6	391.9
Net change in non-cash operating working capital	25.0	36.2	54.3	19.7
Cash provided by operating activities	231.3	220.6	499.9	411.6

INVESTING ACTIVITIES
Expenditures on property, plant and equipment	(348.8)	(283.3)	(641.4)	(599.8)
Receipt of government grants	7.4	8.1	7.4	10.2
Proceeds from sale of the Empress divestiture group (note 3)	38.7	—	38.7	—
Net change in non-cash investing working capital	54.9	(89.3)	49.8	(46.6)
Cash used in investing activities	(247.8)	(364.5)	(545.5)	(636.2)

FINANCING ACTIVITIES
Cash dividends paid on common shares (note 8)	(51.5)	(18.2)	(103.0)	(106.9)
Principal payments on lease liabilities	(3.7)	(4.6)	(7.0)	(10.5)
Increase in debt including transaction costs	61.2	467.8	141.7	641.1
Net change in non-cash financing working capital	0.1	(43.5)	—	(42.0)
Cash provided by financing activities	6.1	401.5	31.7	481.7

Effect of foreign currency translation on cash	2.0	(1.1)	2.5	(1.2)
(Decrease) increase in cash and cash equivalents	(8.4)	256.5	(11.4)	255.9
Cash and cash equivalents, beginning of period	37.1	32.0	40.1	32.6
Cash and cash equivalents, end of period	$28.7	$288.5	$28.7	$288.5

Cash taxes (recovered) paid	$—	$(3.1)	$3.0	$(0.2)
Cash interest paid	$84.5	$69.2	$140.5	$137.5

See accompanying condensed notes to the interim consolidated financial statements.

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Inter Pipeline Ltd.

Interim Consolidated Statements of Changes in Equity

(unaudited)(millions of Canadian dollars)
	Share	Earnings /		Total
	Capital	(Deficit)	Reserves	Equity
Balance, January 1, 2021	$—	$4,213.0	$2.8	$4,215.8
Net income for the period	—	273.3	—	273.3
Other comprehensive loss	—	—	(35.7)	(35.7)
Dividends declared (note 8)	—	(103.0)	—	(103.0)
Balance, June 30, 2021	$—	$4,383.3	$(32.9)	$4,350.4

Balance, January 1, 2020	$4,900.3	$(836.3)	$25.3	$4,089.3
Net income for the period	—	151.6	—	151.6
Other comprehensive income	—	—	28.7	28.7
Dividends declared (note 8)	—	(232.6)	—	(232.6)
Shares issued under Premium Dividend™ and Dividend Reinvestment Plan (note 8)	125.7	—	—	125.7
Stated capital adjustment	(5,026.0)	5,026.0	—	—
Balance, June 30, 2020	$—	$4,108.7	$54.0	$4,162.7

See accompanying condensed notes to the interim consolidated financial statements.

™ Denotes trademark of Canaccord Genuity Corp.

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Inter Pipeline Ltd.

Condensed Notes to Interim Consolidated Financial Statements

June 30, 2021

(unaudited)(millions of Canadian dollars, except as otherwise indicated)

1. STATEMENT OF COMPLIANCE AND BASIS OF PREPARATION

These unaudited condensed interim consolidated financial statements (interim financial statements) have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. These interim financial statements do not contain all disclosures required by International Financial Reporting Standards (IFRS) for annual financial statements and accordingly, should be read in conjunction with Inter Pipeline Ltd.’s (Inter Pipeline) audited consolidated financial statements and notes thereto for the year ended December 31, 2020.

Inter Pipeline has consistently applied the same accounting policies for all periods presented in these interim financial statements as those used in Inter Pipeline’s audited consolidated financial statements for the year ended December 31, 2020. Certain prior period balances have been reclassified to match the current year presentation.

These interim financial statements were authorized for issue in accordance with a resolution of the Board of Directors of Inter Pipeline on August 5, 2021.

2. REVISION OF REPORTABLE SEGMENTS

Effective January 1, 2021, Inter Pipeline restructured its reportable segments to better reflect its underlying operations. The application of existing segment reporting and revenue recognition accounting policies to Inter Pipeline’s new reportable segments is outlined below.

Refer to note 4 for the restated segment reporting for the three and six months ended June 30, 2020.

Segment Reporting

Inter Pipeline determines its reportable segments based on the nature of its operations. This is consistent with how the business is managed and results are reported to the Chief Executive Officer and Chief Financial Officer, who are Inter Pipeline’s chief operating decision makers. Operating segments that have similar economic characteristics are aggregated into reportable segments. Inter Pipeline evaluates the financial performance of its reportable segments primarily based on adjusted EBITDA. Adjusted EBITDA is defined as net income before financing charges, income taxes, depreciation and amortization, and unrealized gains / losses on derivatives.

Segment results include items that are directly attributable to a segment as well as items that can be allocated on a reasonable basis and can be controlled by segment managers. Intersegment transactions are recorded at estimated market rates and are eliminated on consolidation.

Industry Segments

The transportation segment is comprised of oil sands and conventional oil pipelines that transport petroleum products, as well as bulk liquid storage terminals that provide storage and blending services for oil, chemical and biofuel products. The facilities infrastructure segment owns assets that provide customers with NGL, offgas and petrochemical products and services. The marketing segment manages the logistics and sale of products not produced under fee-based or cost-of-service agreements, engages in facility and pipeline optimization opportunities, and is responsible for Inter Pipeline’s commodity risk management activities, including hedging. The new ventures segment focuses on the development of large-scale innovative projects to create new cash flow streams, and currently includes the Heartland Petrochemical Complex (HPC). Once projects are in service and operating as intended, the assets and operations will be transferred to the facilities infrastructure and marketing segments.

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Revenue Recognition

Revenue is recognized when control of the underlying goods or services for a particular performance obligation is transferred to a customer by applying the following five steps:

1.	Identify the contract with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when, or as, the entity satisfies a performance obligation.

Goods or services that are promised to a customer are referred to as “performance obligations”. Inter Pipeline’s performance obligations have been determined as follows:

Segment	Nature of Performance Obligations	Recognition
Transportation	● Transportation of petroleum products	● over time
	● Storage of petroleum and petrochemical products	● over time
	● Blending and ancillary services	● at a point in time
Facilities Infrastructure	● Processing of NGLs	● over time
	● Sale of NGL products	● at a point in time
Marketing	● Sale of petroleum and NGL products	● at a point in time
	● Blending and ancillary services	● at a point in time
New Ventures(1)	● Processing of NGLs and ancillary services	● over time
	● Sale of plastic products	● at a point in time

(1)	Material revenue is not anticipated from the New Ventures segment until HPC is in-service in early 2022.

Revenue is disaggregated into categories that depict how the nature, timing, and uncertainty of revenues and cash flows are affected by economic factors. Inter Pipeline has categorized its revenue into the following contract types: (i) cost-of-service; (ii) fee-based; and (iii) commodity-based.

Cost-of-Service Contracts

Inter Pipeline provides transportation, NGL processing and storage services under cost-of-service contracts that generally are not impacted by throughput volume or commodity price fluctuations. This includes take-or-pay contracts with dedicated volume or revenue commitments, modified cost-of-service contracts that may have throughput volume exposure in certain circumstances, as well as contracts which generally provide for a return on invested capital and recovery of substantially all operating costs.

Inter Pipeline satisfies its performance obligations and recognizes revenue under cost-of-service contracts over time, as the associated transportation, gas processing, or storage services are provided, or ratably over the term of any take-or-pay arrangements. Contracts may contain make-up rights which are earned by the shippers when minimum volume commitments are not utilized during the period and under certain circumstances can be used to offset excess volume in future periods, subject to expiry periods. Inter Pipeline recognizes revenues associated with make-up rights at the earlier of when the make-up volume is shipped, the make-up right expires, or when it is determined that the likelihood that the shipper will utilize the make-up rights is remote.

Revenue is deferred when payments are received in advance of future services, or in the case of certain declining rate base cost-of-service contracts, when the term of invoicing is less than the period over which performance obligations are satisfied. Deferred amounts are recognized over the period the performance obligation is expected to be satisfied.

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Fee-Based Contracts

Fee-based contracts are generally subject to fluctuations in throughput volume but not commodity prices. Revenue is based on a contracted fee and consideration is variable with respect to volume. Inter Pipeline satisfies its performance obligations and recognizes revenue under fee-based contracts over time as the associated transportation, gas processing, or storage services are provided. Inter Pipeline has fee-based contracts with both external and internal customers.

Commodity-Based Contracts

Petroleum and NGLs are sold under commodity-based contracts that are generally subject to throughput volume and commodity price fluctuations. Inter Pipeline satisfies its performance obligations and recognizes revenue once the products have been delivered, which is the same point that control is transferred.

3.    ACQUISITION OF THE MILK RIVER PIPELINE SYSTEM AND SALE OF THE EMPRESS DIVESTITURE GROUP

On June 1, 2021, Inter Pipeline completed the acquisition of the Milk River pipeline system from Plains Midstream Canada ULC, in exchange for its 100% ownership interest in the Empress II and 50% ownership interest in the Empress V straddle plants (collectively the “Empress divestiture group”). Inter Pipeline also received cash proceeds of $38.7 million.

a) Acquisition of Milk River Pipeline System

The Milk River pipeline system provides an important link between Inter Pipeline’s Bow River pipeline system and the U.S./ Canadian border west of Coutts, Alberta and will allow for operational and commercial synergies with Inter Pipeline’s existing conventional oil transportation business. Operating results for the Milk River pipeline system have been included in the consolidated financial statements since June 1, 2021, within the transportation segment. The Milk River pipeline system contributed $5.4 million and $2.7 million to revenue and net income before tax, respectively from the date of acquisition to June 30, 2021. If the acquisition had taken place on January 1, 2021, for the six months ended June 30, 2021, management estimates that the Milk River pipeline system would have contributed an incremental $25.7 million to pro forma revenue and $15.1 million to pro forma net income before tax. The pro forma information is not necessarily indicative of the results of operations that would have resulted had the acquisition been effective on the date indicated, or of future results.

The acquisition was accounted for by the acquisition method as at the closing date of June 1, 2021. Determinations of fair value often require management to make assumptions and estimates about future events. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the carrying amounts assigned. Inter Pipeline has allocated the consideration transferred as follows:

Cash	$38.7

Abandonment trust fund	0.9

Property, plant and equipment	79.0

Intangible assets	82.4

Provisions	(2.3)

Purchase price	$198.7

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b) Sale of the Empress Divestiture Group

The following table summarizes the gain recorded in net income on the sale of the Empress divestiture group:

Proceeds	$198.7

Net assets disposed	(128.7)

Gain on sale of the Empress divestiture group	$70.0

The following table summarizes the net assets of the Empress divestiture group at June 1, 2021:

Current Assets

Accounts receivable	$7.5

Prepaid expenses and other assets	2.5

Non-Current Assets

Property, plant and equipment (note 5)	131.7

Goodwill and intangible assets	33.4

Assets of the Empress divestiture group	$175.1

Current Liabilities

Accounts payable and other liabilities	$6.5

Non-Current liabilities

Provisions	5.3

Deferred income taxes	34.6

Liabilities of the Empress divestiture group	$46.4

Net assets of the Empress divestiture group	$128.7

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4. SEGMENT REPORTING

Three Months Ended June 30, 2021
	Transportation	Facilities Infrastructure	Marketing	New Ventures	Corporate(1)	Total

Cost-of-service	$260.4	$10.2	$—	$—	$—	$270.6

Fee-based	33.6	47.6	—	—	—	81.2

Commodity-based	—	—	351.1	—	—	351.1

Revenue from external customers(2)	294.0	57.8	351.1	—	—	702.9

Intersegment fee-based revenue	8.8	99.4	—	—	(108.2)	—

TOTAL REVENUE	302.8	157.2	351.1	—	(108.2)	702.9

Cost of sales	76.7	130.4	282.2	7.8	(108.5)	388.6

Loss on derivatives	—	—	34.1	—	—	34.1

GROSS PROFIT	226.1	26.8	34.8	(7.8)	0.3	280.2

General and administrative	16.0	1.5	1.5	5.0	46.8	70.8

Add back:

Unrealized loss on derivatives	—	—	25.8	—	—	25.8

ADJUSTED EBITDA	$210.1	$25.3	$59.1	$(12.8)	$(46.5)	$235.2

Depreciation and amortization						77.1

Gain on sale of the Empress divestiture group						(70.0)

Unrealized loss on derivatives						25.8

Financing charges						35.6

Income tax expense						21.2

NET INCOME						$145.5

EXPENDITURES ON PROPERTY, PLANT AND EQUIPMENT	$18.4	$25.2	$—	$301.7	$3.5	$348.8

(1)	Corporate includes intersegment eliminations.

(2)	Transportation revenue includes $28.0 million of sales to external customers located in Europe. Marketing revenue includes $48.4 million of sales to external customers located in the United States.

Three Months Ended June 30, 2020
	Transportation	Facilities Infrastructure	Marketing	New Ventures	Corporate(1)	Total

Cost-of-service	$278.2	$11.4	$—	$—	$—	$289.6

Fee-based	41.6	59.4	—	—	—	101.0

Commodity-based	—	—	148.9	—	—	148.9

Revenue from external customers(2)	319.8	70.8	148.9	—	—	539.5

Intersegment fee-based revenue	5.5	89.2	—	—	(94.7)	—

TOTAL REVENUE	325.3	160.0	148.9	—	(94.7)	539.5

Cost of sales	85.5	112.5	152.6	1.2	(91.8)	260.0

Loss on derivatives	—	—	2.9	—	—	2.9

GROSS PROFIT	239.8	47.5	(6.6)	(1.2)	(2.9)	276.6

General and administrative	21.1	1.3	0.7	3.3	19.9	46.3

ADJUSTED EBITDA	$218.7	$46.2	$(7.3)	$(4.5)	$(22.8)	$230.3

Depreciation and amortization						95.4

Financing charges						49.4

Income tax expense						23.0

NET INCOME						$62.5

EXPENDITURES ON PROPERTY, PLANT AND EQUIPMENT	$30.8	$10.0	$—	$237.9	$4.6	$283.3

(1)	Corporate includes intersegment eliminations.

(2)	Transportation revenue includes $80.8 million of sales to external customers located in Europe. Marketing revenue includes $29.9 million of sales to external customers located in the United States.

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Six Months Ended June 30, 2021
	Transportation	Facilities Infrastructure	Marketing	New Ventures	Corporate(1)	Total

Cost-of-service	$534.0	$24.1	$—	$—	$—	$558.1

Fee-based	60.1	99.9	—	—	—	160.0

Commodity-based	—	—	682.0	—	—	682.0

Revenue from external customers(2)	594.1	124.0	682.0	—	—	1,400.1

Intersegment fee-based revenue	15.3	226.6	—	—	(241.9)	—

TOTAL REVENUE	609.4	350.6	682.0	—	(241.9)	1,400.1

Cost of sales	156.4	289.3	519.9	12.7	(239.0)	739.3

Loss on derivatives	—	—	54.5	—	—	54.5

GROSS PROFIT	453.0	61.3	107.6	(12.7)	(2.9)	606.3

General and administrative	31.9	2.9	3.9	10.1	74.5	123.3

Add back:

Unrealized loss on derivatives	—	—	29.7	—	—	29.7

ADJUSTED EBITDA	$421.1	$58.4	$133.4	$(22.8)	$(77.4)	$512.7

Depreciation and amortization						147.0

Gain on sale of the Empress divestiture group						(70.0)

Unrealized loss on derivatives						29.7

Financing charges						73.0

Income tax expense						59.7

NET INCOME						$273.3

EXPENDITURES ON PROPERTY, PLANT AND EQUIPMENT	$47.9	$58.7	$—	$527.1	$7.7	$641.4

(1)	Corporate includes intersegment eliminations.

(2)	Transportation revenue includes $57.4 million of sales to external customers located in Europe. Marketing revenue includes $124.1 million of sales to external customers located in the United States.

Six Months Ended June 30, 2020
	Transportation	Facilities Infrastructure	Marketing	New Ventures	Corporate(1)	Total

Cost-of-service	$555.6	$23.3	$—	$—	$—	$578.9

Fee-based	97.7	118.7	—	—	—	216.4

Commodity-based	—	—	348.0	—	—	348.0

Revenue from external customers(2)	653.3	142.0	348.0	—	—	1,143.3

Intersegment fee-based revenue	12.3	182.0	—	—	(194.3)	—

TOTAL REVENUE	665.6	324.0	348.0	—	(194.3)	1,143.3

Cost of sales	179.3	231.1	347.9	5.0	(187.1)	576.2

Loss on derivatives	—	—	2.9	—	—	2.9

GROSS PROFIT	486.3	92.9	(2.8)	(5.0)	(7.2)	564.2

General and administrative	35.1	2.9	1.6	7.2	23.2	70.0

ADJUSTED EBITDA	$451.2	$90.0	$(4.4)	$(12.2)	$(30.4)	$494.2

Depreciation and amortization						187.4

Financing charges						98.1

Income tax expense						57.1

NET INCOME						$151.6

EXPENDITURES ON PROPERTY, PLANT AND EQUIPMENT	$77.1	$19.2	$—	$492.7	$10.8	$599.8

(1)	Corporate includes intersegment eliminations.

(2)	Transportation revenue includes $161.8 million of sales to external customers located in Europe. Marketing revenue includes $68.2 million of sales to external customers located in the United States.

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5. PROPERTY, PLANT AND EQUIPMENT

	Pipelines,	Construction
	Facilities and	Work in
	Equipment(1)	Progress	Total
COST

Balance, January 1, 2020	$11,423.4	$2,488.6	$13,912.0

Additions and transfers from construction(2)	513.9	1,266.2	1,780.1

Disposals and completed construction(2)	(46.2)	(512.1)	(558.3)

Sale of the European divestiture group	(1,037.8)	(32.3)	(1,070.1)

Reclassified to assets of the Empress divestiture group held for sale(3)	(255.7)	—	(255.7)

Foreign currency translation adjustments	86.1	3.0	89.1
Balance, December 31, 2020	10,683.7	3,213.4	13,897.1

Additions and transfers from construction(2)	134.1	566.0	700.1

Acquisition of Milk River pipeline system (note 3)	79.0	—	79.0

Disposals and completed construction(2)	(21.0)	(134.8)	(155.8)

Foreign currency translation adjustments	(45.2)	(1.8)	(47.0)
Balance, June 30, 2021	$10,830.6	$3,642.8	$14,473.4

ACCUMULATED DEPRECIATION

Balance, January 1, 2020	$2,154.2	$—	$2,154.2

Depreciation	284.7	—	284.7

Disposals	(21.0)	—	(21.0)

Sale of the European divestiture group	(334.2)	—	(334.2)

Reclassified to assets of the Empress divestiture group held for sale(3)	(124.0)	—	(124.0)

Foreign currency translation adjustments	22.2	—	22.2
Balance, December 31, 2020	1,981.9	—	1,981.9

Depreciation	135.7	—	135.7

Disposals	(12.1)	—	(12.1)

Foreign currency translation adjustments	(12.8)	—	(12.8)
Balance, June 30, 2021	$2,092.7	$—	$2,092.7

NET BOOK VALUE
As at December 31, 2020	$8,701.8	$3,213.4	$11,915.2
As at June 30, 2021	$8,737.9	$3,642.8	$12,380.7

(1)	At June 30, 2021, $496.8 million of pipelines, facilities and equipment was leased to others (December 31, 2020 - $544.4 million).

(2)

The majority of property, plant and equipment additions are related to constructed assets and are initially recorded as construction work in progress before being transferred to pipelines, facilities and equipment when the related asset is available for use.

(3)	The divestiture of assets of the Empress group held for sale was completed on June 1, 2021.

At June 30, 2021, Inter Pipeline had $280.6 million of contractual commitments for property, plant and equipment.

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6. FINANCIAL DEBT

The following table summarizes Inter Pipeline’s financial debt as at June 30, 2021 and December 31, 2020:

	June 30	December 31

	2021	2020
Corridor syndicated credit facility(1)	$1,291.8	$1,309.5

Inter Pipeline syndicated credit facilities	530.0	44.0

Inter Pipeline term credit facility	500.0	500.0

Medium-term notes	3,200.0	3,525.0

Subordinated hybrid notes	1,450.0	1,450.0
Long-term debt and short-term debt (excluding transaction costs and discounts)	6,971.8	6,828.5

Transaction costs and discounts, net of accumulated amortization	(31.8)	(33.8)
Financial debt	6,940.0	6,794.7

Comprised of:

Short-term debt and current portion of long-term debt	1,688.9	1,629.7

Long-term debt	5,251.1	5,165.0

Financial debt	6,940.0	6,794.7

(1)

At June 30, 2021, a letter of credit totalling $0.6 million (December 31, 2020 - $nil) has been issued under Corridor’s syndicated credit facility; however, this is not included in the amount outstanding.

On January 27, 2021, Inter Pipeline amended the $500 million term credit facility agreement to reduce the pricing margin.

On February 2, 2021, the $325 million 4.967% Series 1 medium-term notes matured and were repaid.

On February 11, 2021, Inter Pipeline amended the $1.0 billion unsecured revolving credit facility agreement to reduce the pricing margin and extend the maturity date to December 5, 2022. At June 30, 2021, no amounts were drawn against this facility (December 31, 2020 - $nil).

At June 30, 2021, letters of credit totalling $10.7 million (December 31, 2020 - $10.7 million) have been issued under Inter Pipeline’s demand facility; however, no amounts have been borrowed against the facility at June 30, 2021 (December 31, 2020 - $nil).

7. INCOME TAXES

Income tax expense varies from amounts computed by applying the Canadian federal and provincial statutory income tax rates to income before income taxes as shown in the following table:

	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Income before income taxes	$166.7	$85.5	$333.0	$208.7
Tax rate	23.0%	25.0%	23.0%	25.0%
Income tax at statutory rate	38.3	21.4	76.6	52.2

Non-taxable gain on sale of the Empress divestiture group	(16.1)	—	(16.1)	—

Deductible intercompany interest expense	—	(2.0)	—	(4.2)

Impact of change in deferred tax rates	—	3.2	—	8.7

Other	(1.0)	0.4	(0.8)	0.4
Total income tax expense	$21.2	$23.0	$59.7	$57.1

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8.  SHAREHOLDERS’ EQUITY

a)   Share Capital

Inter Pipeline had 429.2 million common shares outstanding with a book value of one Canadian dollar at June 30, 2021 and December 31, 2020.

b)   Calculation of Net Income per Common Share

	Three Months Ended June 30		Six Months Ended June 30

(millions, except per share amounts)	2021	2020	2021	2020
Net income – basic and diluted	$145.5	$62.5	$273.3	$151.6
Weighted average shares outstanding – basic	429.2	428.6	429.2	425.8

Effect of Premium Dividend™ and Dividend
Reinvestment Plan	—	0.6	—	1.0
Weighted average shares outstanding – diluted	429.2	429.2	429.2	426.8
Net income per common share – basic and diluted	$0.34	$0.15	$0.64	$0.36

c) Dividends to Shareholders

	Three Months Ended June 30		Six Months Ended June 30

(millions, except per share amounts)	2021	2020	2021	2020
Dividends declared on common shares	$51.5	$51.5	$103.0	$232.6

Dividends settled with the issuance of shares under the Premium Dividend™ and Dividend
Reinvestment Plan	—	(33.3)	—	(125.7)
Cash dividends paid on common shares	$51.5	$18.2	$103.0	$106.9
Dividends declared per share	$0.1200	$0.1200	$0.2400	$0.5475

As at June 30, 2021, dividends of $17.2 million were payable on 429.2 million outstanding common shares at $0.04 per share (December 31, 2020 - $17.2 million payable on 429.2 million outstanding common shares at $0.04 per share).

On July 9, 2021, Inter Pipeline declared dividends of $0.04 per share. The dividends will be paid on or about August 16, 2021, to shareholders of record on July 22, 2021. The total declared dividends are approximately $17.2 million.

9.  CAPITAL DISCLOSURES

Capital under management includes financial debt and shareholders’ equity.

At June 30, 2021, Inter Pipeline had access to committed credit facilities totalling $4,550.0 million, of which $2,227.6 million remained unutilized. Inter Pipeline also had access to demand facilities of $125.7 million, of which $115.0 million remained unutilized. Certain facilities are available to specific subsidiaries of Inter Pipeline.

Inter Pipeline was compliant with all financial covenants throughout each of the periods presented.

TM Denotes trademark of Canaccord Genuity Corp.

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10. FINANCIAL INSTRUMENTS

a) Classification of Financial Assets and Financial Liabilities

The carrying value of Inter Pipeline’s financial assets and liabilities recorded at June 30, 2021, are classified as follows:

	Amortized Cost	Fair Value Through Profit or Loss	Non-Financial Asset or Liability(1)	Carrying Value of Asset or Liability

Assets(2)

Cash and cash equivalents	$28.7	$—	$—	$28.7

Accounts receivable	325.5	—	11.5	337.0

Derivatives(3)	—	2.8	—	2.8

Prepaid expenses and other assets	1.0	—	77.6	78.6

Liabilities

Dividends payable	$17.2	$—	$—	$17.2

Accounts payable and other liabilities	517.0	—	95.3	612.3

Derivatives(3)	—	33.2	—	33.2

Long-term deferred revenue and other liabilities	14.3	—	25.9	40.2

Long-term debt and short-term debt (note 6)(4)	6,971.8	—	—	6,971.8

(1)	Not all components of assets and liabilities meet the definition of a financial asset or liability.

(2)	Inter Pipeline does not have any assets that meet the definition of “fair value through other comprehensive income”.

(3)	Inter Pipeline measures its derivatives at fair value through profit or loss and does not apply hedge accounting.

(4)	Carrying values exclude transaction costs, discounts and accumulated amortization.

b) Fair Value of Fixed Rate Debt

At June 30, 2021, the carrying values of fixed rate debt compared to fair values are as follows:

	Carrying Value(1)	Fair Value

Medium-term notes	$3,200.0	$3,375.5

Subordinated hybrid notes	$1,450.0	$1,599.0

(1)	Carrying value excludes transaction costs, discounts and accumulated amortization.

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c) Fair Value of Derivatives

Derivative financial assets and liabilities are offset if Inter Pipeline has the current legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously. The following table summarizes the fair value of derivatives as at June 30, 2021:

	Derivative Asset	Derivative Liability

NGL(1)	—	45.8

Natural gas	17.5	2.1

Gross amount	17.5	47.9

Amount offset	(14.7)	(14.7)

Net amount	2.8	33.2

(1)	NGL includes crude oil, propane, isobutane, and polymer grade propylene.

Realized gains / losses represent actual settlements under derivative contracts during the period. The realized gains / losses on derivatives recognized in net income were:

	Three Months Ended June 30		Six Months Ended June 30

	2021	2020	2021	2020

Crude oil	$(0.6)	$2.9	$(0.2)	$2.9

NGL(1)	11.5	—	27.6	—

Natural gas	(2.6)	—	(2.6)	—

Net realized loss on derivatives	$8.3	$2.9	$24.8	$2.9

(1)	NGL includes crude oil, propane, isobutane, and polymer grade propylene.

The unrealized changes in fair value related to derivatives recognized in net income were:

	Three Months Ended June 30		Six Months Ended June 30

	2021	2020	2021	2020

Crude oil	$1.1	$—	$—	$—

NGL(1)	39.7	—	45.1	—

Natural gas	(15.0)	—	(15.4)	—

Net unrealized loss on derivatives	$25.8	$—	$29.7	$—

(1)	NGL includes crude oil, propane, isobutane, and polymer grade propylene.

At June 30, 2021, Inter Pipeline had the following derivative contracts outstanding:

	Notional Volume(1)	Remaining Term(2)	Weighted Average Price(3)

Crude oil(4)	154,000	December 2021	$73.28

Propane	1,778,000	December 2021	$39.98

Isobutane	140,000	December 2021	$44.06

Polymer grade propylene	278,000	December 2021	$107.30

Natural gas(5)	14,273,000	December 2021	$2.53

(1)	Notional volume for all commodities are in barrels except for natural gas which is in gigajoules.

(2)	Contracts mature between July and December 2021.

(3)	Derivatives denominated in foreign currency have been translated to Canadian Dollars at the June 30, 2021 closing rate.

(4)	Inter Pipeline utilizes crude oil derivatives to mitigate risks arising from both its crude oil and NGL risk management strategies.

(5)	Inter Pipeline is the seller for all commodities except for natural gas where it is the purchaser.

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11. RISK MANAGEMENT

Inter Pipeline is exposed to a number of inherent financial risks arising in the normal course of operations which include market risk related to interest rates, commodity prices and foreign currency exchange rates, credit risk and liquidity risk.

a) Market Risk

Based on the variable rate debt obligations outstanding at June 30, 2021, a 1% change in interest rates at this date would have changed interest expense for the three and six months ended June 30, 2021, by approximately $5.8 million and $11.5 million, respectively, assuming all other variables remain constant. Of this amount, $3.2 million and $6.4 million for the three and six months ended June 30, 2021, relates to the Corridor syndicated credit facility (note 6) and is recoverable through the terms of the Corridor Firm Service Agreement; therefore, the after-tax income impact for the three and six months ended June 30, 2021, would be $2.0 million and $3.9 million, respectively. When deemed appropriate, Inter Pipeline may enter into interest rate or cross-currency swap agreements to manage its interest rate price risk exposure. As at June 30, 2021, there were no interest rate or cross-currency swap agreements outstanding.

Inter Pipeline is exposed to commodity price risk arising from purchases and sales of crude oil, natural gas, NGL, power, carbon credits, and petrochemicals. Inter Pipeline manages its commodity risk exposures by utilizing commodity swaps. The following table illustrates how a 10% change in commodity prices in isolation could individually impact the valuation of Inter Pipeline’s derivatives, and consequently income before income taxes, assuming all other variables remain constant:

		Increase (decrease) in income before income taxes based on
	Fair value of derivatives	10% increase in price	10% decrease in price

NGL	(45.8)	(16.5)	16.5

Natural gas	15.4	5.1	(5.1)

Commodity risk management	$(30.4)

As at June 30, 2021, there were no foreign exchange derivatives outstanding.

b) Credit Risk

Credit risk exposure relates primarily to the non-performance of Inter Pipeline’s customers and financial counterparties. Inter Pipeline believes that the credit risk arising from cash and cash equivalents and derivatives is minimal as these financial assets are predominantly held with major financial institutions. At June 30, 2021, Inter Pipeline considers that the risk of non-performance of its customers is minimal based on Inter Pipeline’s credit approval, ongoing monitoring procedures and historical experience.

Inter Pipeline assesses lifetime expected credit losses for accounts receivable using historical default rates, aged accounts receivable analysis, and forward looking information to determine the appropriate expected credit losses. At June 30, 2021, lifetime expected credit losses for accounts receivable outstanding were insignificant.

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c) Liquidity Risk

The table below summarizes the contractual maturity profile of Inter Pipeline’s financial liabilities at June 30, 2021, on an undiscounted basis:

	Total	Less Than One Year	One to Five Years	After Five Years

Dividends payable	$17.2	$17.2	$—	$—

Accounts payable and other liabilities	612.3	612.3	—	—

Derivatives	33.2	33.2	—	—

Lease liabilities	210.2	20.5	75.5	114.2

Long-term deferred revenue and other liabilities	40.2	—	29.2	11.0

Long-term debt and short-term debt	6,971.8	1,691.8	2,180.0	3,100.0

Total	$7,884.9	$2,375.0	$2,284.7	$3,225.2

12. COMMITMENTS AND CONTINGENCIES

a) Purchase Obligations

Inter Pipeline had operating purchase commitments totalling approximately $3,117.3 million at June 30, 2021. Refer to note 5 for committed property, plant and equipment expenditures.

b) Alberta Petrochemicals Incentive Program

On April 5, 2021, Inter Pipeline announced it will receive $408 million from the Government of Alberta under the Alberta Petrochemicals Incentive Program (APIP). The grant was awarded in support of Inter Pipeline’s HPC, which will be operational in early 2022. The APIP cash grant will be paid to Inter Pipeline in three equal instalments over three years once HPC is operational. Inter Pipeline was previously approved to receive $200 million of royalty credits for the propane dehydrogenation plant under the Petrochemicals Diversification Program, but has resigned these credits in favour of the more significant APIP grant.

The APIP grant will be accounted for as a government grant related to income, and will not be recognized on the balance sheet until Inter Pipeline has reasonable assurance that the conditions attached to the grant will be fulfilled.

13. PEMBINA ARRANGEMENT

On May 31, 2021, Inter Pipeline entered into an agreement (the “Arrangement Agreement”) to pursue a business combination with Pembina Pipeline Corporation (“Pembina”), whereby Pembina agreed to acquire all the issued and outstanding Inter Pipeline common shares. The Arrangement Agreement provided for the payment by Inter Pipeline of a $350 million termination fee if the Arrangement Agreement was terminated in certain specified circumstances. Inter Pipeline did not record a provision for the termination fee as at June 30, 2021 as the specified circumstances requiring payment of the termination fee had not yet occurred and related to uncertain future events not wholly within the control of Inter Pipeline.

On July 26, 2021, Inter Pipeline announced that it had advised Pembina that Inter Pipeline’s Board of Directors would not be reconfirming its recommendation that shareholders vote in favour of the Arrangement Agreement. As a result, Pembina terminated the Arrangement Agreement and Inter Pipeline paid Pembina the termination fee of $350 million on July 27, 2021.

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